DISTRIBUTION AGREEMENT

THIS DISTRIBUTION AGREEMENT (this "Agreement"), made and entered into as of 22nd January 2021 (the "Effective Date"), by and between:

BETWEEN:

REPLICEL LIFE SCIENCES INC., a corporation existing under the laws of British Columbia, having offices at 900 - 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1

("RepliCel")

AND

MAINPOINTE PHARMACEUTICALS, LLC, a corporation existing under the laws of the State of Kentucky, in the United States of America, having offices at 2604 River Green Circle, Louisville, KY, 40206, USA

(hereinafter called "MainPointe")

(RepliCel and MainPointe each a "Party" and collectively, the "Parties")

WHEREAS, pursuant to a Share Purchase Agreement between RepliCel and MainPointe dated as of the Effective Date, RepliCel and MainPointe have agreed to enter into a distribution agreement, whereby MainPointe will distribute the Distribution Products (as defined below) in the Territory (as defined below).

AND WHEREAS this Agreement sets forth the terms and conditions upon which MainPointe will Market, sell and distribute the Distribution Products in the Territory.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged and the representations, warranties, covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions. As used in this Agreement, the following terms will have the meanings set forth in this Section.

(a) "Affiliate" shall mean, with regard to a given Person, a Person that Controls, is Controlled by, or is under common Control with, the given Person where "Control" means (i) ownership of more than fifty percent (50%) of the equity interest or voting stock, (ii) the power to appoint or elect a majority of the directors, or (iii) the power to direct the management and policies of a Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

(b) "Confidential Information" shall have the meaning set forth in Section 9.1.

(c) "Current Products" shall mean the RCI-02 injector and control unit and all related consumables including syringe or cartridge components, needle heads, splash guard and assembled packaged cartridges.

(d) "Disclosing Party" shall have the meaning set forth in Section 9.1.

(e) "Distribution Products" shall mean the Current Products and the Future Products.

(f) "FDA" shall mean United States Food and Drug Administration.

(g) "FDA Approval" shall mean Regulatory Approval by the FDA.

(h) "Future Product" shall mean any product which is developed as a replacement or alternative to the Current Product or would be used as an addition to the Current Product including pre-filled cartridges filled with any injectable product.

(i) "Gross Income" shall mean the gross amounts earned by MainPointe from sales of the Distribution Products, less deductions for (a) commercially reasonable quantity and cash discounts and sales actually given; (b) freight, shipping insurance and other transportation expenses; (c) sales, value-added, excise taxes, tariffs and duties, and other taxes directly related to the sale; all to the extent that (a), (b) and (c) are included in the gross invoice price and specified on the applicable invoices (but not including taxes assessed against the income derived from such sale); and (d) returns (including warranty claims and recalls).

(j) "Intellectual Property" means any and all: (i) inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications and patent disclosures, together with all re-issuances, continuation, continuations, in part, revisions, extensions and re-examinations thereof; (ii) registered and unregistered trademarks, service marks, trade dress, logos, trade names, assumed names, together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith; (iii) copyrightable works, all copyrights and all applications, registrations and renewals in connection therewith, works of authorship; (iv) rights in the nature of the aforesaid items in any country, and rights to sue for passing off (whether for past, present or future infringement).

(k) "Law" or "Laws" shall mean any published laws, regulations, rules, provisions, circular, permits, authorizations, interpretations, orders or decisions of any government authorities or legislative authorities or judgments, awards, decisions or interpretations of any judicial authorities.

(l) "MainPointe Trademarks" shall mean the trademarks specified in Schedule B.

(m) "Manufacture" and "Manufacturing" shall mean, with respect to a Distribution Product, the manufacturing, processing, formulating, packaging, labeling, holding and quality control testing of the Distribution Product.

(n) "Marketing" shall mean the programs and activities normally undertaken by a medical device company relating to the marketing, Promotion and sale of a medical device product in the Territory including patient information, web sites, advertising, studies in support of advertising claims, seminars, symposia, training, and education, as well as selling, contracting for sale of soliciting contracts for sale of, and distributing such product. When used as a verb, "Market" shall mean to engage in such activities.

(o) "Marketing Materials" shall mean, in respect of a Distribution Product, all written, printed, video, audio and internet or web-based materials, convention panels, speakers programs and other materials relating to the Distribution Product, other than Product Labels and Inserts, intended for use by Representatives or otherwise by MainPointe in performing its Marketing obligations hereunder, including visual aids, advertisements, direct mailings, product-oriented web sites, and any other promotional support items used by MainPointe to conduct the Marketing and Promotion of the Distribution Product.

(p) "Minimum Return" shall mean $2,000,000 USD which is the minimum amount of MainPointe's Gross Income intended by the Parties to be realized by MainPointe as is further defined by and supplemented in Section 10.1.

(q) "Person" means an individual, firm, partnership, joint venture, company, corporation, body corporate, unincorporated body of persons or any state or any agency of a state.

(r) "Product Labels and Inserts" shall mean (a) the product monograph as approved by the applicable Regulatory Authority in the Territory, (b) all labels and other written, printed or graphic matter affixed to any container, packaging or wrapper utilized with a Distribution Product, or (c) any written material packaged with or otherwise physically accompanying a Distribution Product, including package inserts.

(s) "Product Quality Complaint" shalt mean any and all Manufacturing or packaging-related complaints from Third Parties related to the Distribution Product, including (a) any complaint involving the possible failure of the Distribution Product to meet any applicable Specifications, (b) any dissatisfaction with the design, package or labeling of the Distribution Product; or (c) any adverse event that may involve the quality of the Distribution Product.

(t) "Promotion" shall mean those activities normally undertaken by a medical device company's sales force to implement marketing plans and strategies aimed at encouraging the appropriate use of a particular medical device product in the Territory. When used as a verb, "Promote" shall mean to engage in such activities.

(u) "Proprietary Information" shall mean any information or Intellectual Property of a party that is of a proprietary and confidential nature, including, but not limited to trade clinical methods, clinical processes, clinical documentation and techniques.

(v) "Purchase Price" shall have the meaning set forth in Section 4.3.

(w) "RCI-02" means RepliCel's dermatology injector device for use in applications

(x) "Recall Event" shall have the meaning set forth in Section 4.38.

(y) "Receiving Party" shall have the meaning set forth in Section 9.1.

(z) "Regulatory Approval" shall mean, with respect to a Distribution Product, any and all approvals, licenses, registrations or authorizations necessary for the sale and Marketing of the Distribution Product throughout the Territory, including without limitation, FDA approval.

(aa) "Regulatory Approval Costs" shall have the meaning set forth in Section 7.1(b).

(bb) "Regulatory Authority" shall mean:

(i) any provincial/state, territorial or federal government in the Territory with jurisdiction to grant, suspend or withdraw the marketing authorization to Import, sell or distribute the Distribution Product in the Territory under applicable Law; and

(ii) any provincial/state, territorial or federal government or review board in the Territory with jurisdiction over pricing of patented products or with jurisdiction over competition aspects of pricing of products.

(cc) "RepliCel Trademarks" shall mean trademarks owned by RepliCel as specified in Schedule C.

(dd) "Representative" shall mean a medical device sales representative qualified by training and experience to Promote the medical device products in the Territory.

(ee) "Specifications" shall have the meaning set forth in Section 4.7.

(ff) "Taxes" means (i) any national, provincial/state, municipal, or local taxes, charges, fees, levies, or other assessments, including, without limitation, all income tax (including enterprise income tax and withholding tax), turnover tax (including value-added tax, business tax, and consumption tax), tariffs (including import duty and import value-added tax) or other assessments of any kind whatsoever, and (ii) all interest, penalties or additional amounts imposed by any government of any nation or any province/state or location thereof, in connection with any item described in clause (i) above.

(gg) "Term" shall have the meaning set forth in Section 10.1.

(hh) "Terminating Party" shall have the meaning set forth in Section 10.3.

(ii) "Territory" shall mean the USA.

(jj) "Testing Methods" shall have the meaning set forth in Section 4.38.

(kk) "Third Party" shall mean any Person other than RepliCel, MainPointe or any Affiliate thereof.

(ll) "USA" shall mean the United States of America.

1.2 Interpretation.

(a) Any reference herein to any Section, subsection or paragraph is to such Section, subsection or paragraph in this Agreement unless the context otherwise requires.

(b) The italicized typeface, headings and titles herein are used for convenience of reference only and shall not affect the construction of this Agreement.

(c) Unless the context otherwise requires, words importing the singular include the plural and vice versa, and pronouns importing a gender include all other genders.

(d) Reference to any legislation or law or to any provision thereof shall include references to any such legislation or law as it may, after the Effective Date, from time to time, be amended, supplemented or re-enacted, and any reference to a statutory provision shall include any subordinate legislation or administrative rules or regulations made from time to time under that provision.

(e) The terms "hereof', "herein", "hereby", "hereto" and derivative or similar words refer to this entire Agreement or specified Sections or subsections of this Agreement, as the case may be.

(f) Reference to the word "include" shall be construed without limitation.

(g) Any word or phrase defined in the body of this Agreement as opposed to being defined in Section 1.1 above shall have the meaning assigned to it in such definition throughout this Agreement, unless the contrary is expressly stated or the contrary clearly appears from the context.

(h) All references to currency amounts in this Agreement are to the lawful currency of the United States of America.

ARTICLE 2
EXCLUSIVE APPOINTMENT

2.1 Exclusive Distributorship Appointment. Effective as of the Effective Date, and subject to the terms and conditions of this Agreement, including receipt and maintenance of required Regulatory Approvals, RepliCel hereby appoints MainPointe as its exclusive distributor of the Distribution Products in the Territory. As exclusive distributor, MainPointe shall have the exclusive right, during the Term, with respect to each Distribution Product, to Market, distribute and sell such Distribution Products in the Territory and to appoint sub-distributors to do the same, provided that sub-distributors shall not have any rights in addition to those rights granted to MainPointe herein. Subject to the terms hereof, MainPointe shall make all decisions with respect to the Marketing, planning, strategy, Promotion and selling price of each Distribution Product and shall have the responsibility for establishing and modifying the terms and conditions of the sale of the Distribution Product.  MainPointe shall ensure that all agreements with sub-distributors comply with MainPointe's obligations in this Agreement. This exclusive right of distribution prohibits Replicel from selling Distribution Products in the Territory during the Term but permits RepliCel to provide to third parties in the Territory a number of complementary RCI-02 units (along with a reasonable number of consumables) not to exceed fifty (50) units per year that may only be used to: (a) promote a clinical trial, clinical study, or clinical evaluation (but not general clinical use); (b) promote the evaluation of the Distribution Products and their clinical uses by key opinion leaders; and/or (c) facilitate the evaluation of the Distribution Products by potential investors, collaborators, clinicians, commercial partners, investors, and marketing firms.

2.2 Regulatory Approvals. Pursuant to Section 7.1 MainPointe is responsible for obtaining Regulatory Approvals on all Distribution Products required to obtain Regulatory Approval, at its sole expense, to import, Market, sell and distribute the Distribution Products throughout the Territory.

(a) Submissions. If an application (or applications) for FDA Approval on any current Distribution Product is delayed due to the inactivity or negligence of MainPointe for more than 6 months after RepliCel has delivered a functioning Distribution Product (the "Delayed Product"), the right of MainPointe to distribute the Delayed Product(s) shall terminate in accordance with Section 10.4(b). The onus to prove such delay is on RepliCel to prove that the delay was caused by MainPointe's inactivity or negligence and not caused in any material way by factors outside of MainPointe's control.

(b) Rejection. If the FDA refuses to approve ("FDA Rejection") any one, several, or all of the Distribution Products such that none of the Distribution Products can be effectively marketed or sold, RepliCel shall

(i) make all commercially reasonable efforts to cure the reasons for the FDA Rejection ("FDA Rejection Causes"),

(ii) maintain such commercially reasonable efforts on an ongoing basis without any pause longer than any continuous 60-day period, and

(iii) take all commercially reasonable actions to facilitate MainPointe's resubmission of the application for FDA Approval as soon as possible ("FDA Resubmission")

(collectively referred to as "Ongoing Reasonable Efforts").

(c) If RepliCel fails to make Ongoing Reasonable Efforts, MainPointe shall have the right to retain third-party engineers and/or manufacturers to cure the FDA Rejection Causes and to add all such external costs (the "Cure Costs") to the Minimum Return. Nothing about the exercise of this right shall be deemed to effect any other provision of this Agreement, ownership of the Distribution Products or any intellectual property rights. Specifically any such contracts related to the curing the FDA Rejection Causes shall terminate upon FDA Approval and all rights and contracts for ongoing production of the Distribution Products shall be in the name of RepliCel and not MainPointe. The Term shall be extended by a length of time equal to the time between any FDA Rejection of any given Distribution Product(s) and the FDA Approval of such Distribution Product(s).

(d) If Regulatory Approvals for a Distribution Product are fatally rejected by the FDA or not maintained, the right of MainPointe to distribute such Distribution Products shall terminate in accordance with Section 10.4(b).

ARTICLE 3
COMMERCIALIZATION OF DISTRIBUTION PRODUCTS

3.1 Commercialization Obligations. For each Distribution Product, and subject to the terms and conditions of this Agreement, MainPointe shall, once Regulatory Approval is obtained for such Distribution Product in the Territory, use commercially reasonable efforts in respect of the Marketing, distribution and sale in the Territory of the Distribution Product. Prior to obtaining Regulatory Approval, MainPointe shall only conduct limited Marketing, distribution and sales of the Distribution Products in compliance with applicable Laws. On an ongoing basis, RepliCel agrees to use ongoing commercially reasonable efforts to reduce production and shipping costs for each Distribution Product. In the event that investment would be required to reduce these production and shipping costs, RepliCel must inform MainPointe of the required investment and expected resulting cost reductions so the Parties may further analyze and agree on any financing required by MainPointe in exchange for a negotiated return.

3.2 Marketing Materials.

(a) Promptly following the Effective Date, RepliCel shall provide MainPointe with samples of any Marketing Materials for the Distribution Product.

(b) RepliCel shall provide MainPointe with reasonable technical assistance in connection with MainPointe's efforts to create Marketing Materials.

3.3 Product Labels and Inserts. Subject to the provisions of this Agreement, all Distribution Products sold and distributed by MainPointe shall use the Product Labels and Inserts that are attached to or accompany such Distribution Products as delivered by RepliCel to MainPointe pursuant to the terms hereof and MainPointe shall not Market, sell or distribute any Distribution Product using any other Product Labels and Inserts.

3.4 Use of Trademarks. MainPointe shall Market, sell or distribute the Distribution Products under RepliCel Trademarks and only unless required by applicable Law, MainPointe Trademarks, both of which shall be used and displayed as mutually agreed in writing by the Parties. MainPointe shall also comply with all notice and marking requirements as required by RepliCel.

ARTICLE 4
TERMS OF PURCHASE OF DISTRIBUTION PRODUCTS

4.1 Forecasting. MainPointe agrees to supply RepliCel with a twelve (12) month rolling forecast of its anticipated requirements for each Distribution Product on a monthly basis (the "Forecast"). Ten (10) business days prior to the commencement of the next calendar month, MainPointe will update and provide a confirmed version of the Forecast to RepliCel for the next calendar month ("Confirmed Forecast"). The Confirmed Forecast will include the quantity and type of Distribution Product to be purchased and requested timeline for delivery. Within five (5) business days of the receipt of each Confirmed Forecast:

(a) RepliCel shall deliver to MainPointe a notice committing to produce the quantity and type of Distribution Products set out in the Confirmed Forecast ("Production Commitment"). RepliCel shall use all commercially reasonable efforts to deliver the Distribution Products in accordance with the Production Commitment no more than fifteen (15) days after the times specified in Production Commitment; or

(b) should RepliCel be unable, for any reason, to meet the forecasted demand in the required time, RepliCel shall notify MainPointe of any production delays (the "Production Shortfall Notice") and, as soon as reasonably possible, provide MainPointe with an updated Production Commitment which ensures meeting the original Confirmed Forecast within no more than sixty (60) days from the originally requested timeline for delivery in the Confirmed Forecast. If RepliCel is unable to meet the updated Product Commitment or if RepliCel is unable to meet the Forecast production more than twice in any 12-month period, MainPointe agrees that this shall not be a breach of the Agreement, but that the Parties will hold an extraordinary Steering Committee meeting within five (5) business days to produce and deliver to MainPointe within thirty (30) days of this extraordinary meeting, a written plan to cure these production shortfalls.

4.2 Terms and Conditions. During the Term of this Agreement and subject to the terms and conditions of this Agreement, MainPointe shall purchase the Distribution Products from RepliCel based on the Confirmed Forecast, subject to Section 4.1, by issuing a purchase order to RepliCel.  All deliveries of Distribution Products by RepliCel shall be made on a FOB destination basis.

4.3 Price and Payment. The purchase price paid by MainPointe to RepliCel for each of the Distribution Products (the "Wholesale Price") and payment terms shall be determined by RepliCel subject to the following conditions:

(a) The Parties agree to ensure there is never more than a twenty-five percent (25%) spread in their respective margins on the Distribution Products as measured in US dollars.

(b) For the first twenty-four (24) months from the first sale of a Distribution Product (the "Initial 24 Months") the Wholesale Price shall be set on the following basis: on a Wholesale Cost plus twenty percent (20%) on the Distribution Product defined as the RCI-02 injector and control unit, and Wholesale Cost plus thirty percent (30%) on the Distribution Products defined as the consumables (the "Initial Wholesale Price").

(c) The term "Wholesale Cost" is defined as the direct third-party manufacturing costs, plus the reasonable logistics costs that have been agreed upon by the Parties. The Parties agree that whenever RepliCel is able to reduce the Wholesale Cost during the Initial 24 months (pursuant to Section 3.1), RepliCel will reduce the Initial Wholesale Price by an amount equal to seventy-five percent (75%) of the reduction in the Wholesale Costs.

(d) Until the Initial 24 Months have expired and until MainPointe has realized the Minimum Return, Replicel may not increase the Wholesale Price of any of its Distribution Products unless it ensures that MainPointe's margin on the Distribution Products remains higher than RepliCel's margin on the Distribution Products, and the Parties agree to discuss any potential price changes to the Distribution Products in the quarterly Steering Committee meetings.

(e) After the Initial 24 Months and after MainPointe has realized the Minimum Return, RepliCel may change the Wholesale Price in its discretion but any change to the Wholesale Price must be affected by RepliCel delivering written notice to MainPointe, with the Effective Date of the new Wholesale Price becoming active no less than thirty (30) days following the date of the written notice. The new Wholesale Price after such amendment shall apply to all Production Commitments which are delivered after the effective date of such new Wholesale Price. Price changes shall not affect unfulfilled Production Commitments prior to the effective date of the price change. MainPointe reserves the right to employ (at its own cost) an independent audit firm selected by MainPointe (and reasonably acceptable to RepliCel) for the purpose of verifying the accuracy of RepliCel's cost calculations and to verify that all such costs are reasonable.

4.4 Taxes. Each Party shall respectively bear and pay any and all Taxes, expenses and costs in connection with this Agreement unless otherwise provided.

4.5 Terms of Forecasts and Production Commitments. Nothing contained in any Forecast or Production Commitment shall in any way modify the terms contained in this Agreement or add any additional terms or conditions. Unless otherwise provided herein, if there is anything contrary between a purchase order and this Agreement, this Agreement shall prevail.

4.6 Inventory. MainPointe agrees to purchase and maintain a level of inventory of the Distribution Products in the Territory to satisfy expected demand for the Distribution Products. RepliCel agrees to purchase and maintain a level of inventory and manufacturing capacity to meet reasonably anticipate future demand of the Distribution Products in the Territory.

4.7 Rejection of Product.

(a) Specifications. The Distribution Products supplied to MainPointe by RepliCel under this Agreement will conform to the specifications, standards, formulations, criteria and the requirements of all Laws applicable to the Distribution Products and all other requirements as set forth further in Schedule A ("Specifications"). RepliCel may propose changes to the Specifications by providing sixty (60) days' written notice of the proposed changes to MainPointe.  If MainPointe objects to the proposed changes within such sixty (60) day period, RepliCel shall reasonably consider MainPointe's concerns and make updates to the changes that RepliCel believes address MainPointe's concerns prior to implementing the new Specifications.  If MainPointe requests any change to the Specifications (which change is not the result of a requirement or mandate of a Regulatory Authority), it shall provide written notice of any such change and the reasons therefor to RepliCel. RepliCel shall notify MainPointe within thirty (30) days after the notice from MainPointe whether such change can be made and its good faith estimate of the cost of any such change. If such change can be made, the Parties shall negotiate in good faith and agree on a written implementation plan. Any associated cost for the change will be borne by MainPointe.  Any updates to the Specifications made pursuant to this Section shall be deemed to be an update to Error! Reference source not found..

(b) Quality Control. Within ninety days of the Effective Date, RepliCel will provide MainPointe with a detailed listing of all pre-commercial production testing and validations which will be performed to support Regulatory Approval submissions for all Distribution Products and within 180 days of the Effective Date, RepliCel will provide MainPointe with a detailed listing of the serial production quality control testing which will be performed on all Distribution Products prior to their release for sale. RepliCel will conduct quality control testing of the Distribution Products prior to shipment in accordance with any methods and procedures described in the Specifications and/or any other methods and procedures as MainPointe may from time to time reasonably request in response to new and necessary criteria resulting from market and regulatory changes, which are agreed to in advance by the Parties (collectively, the "Testing Methods"). RepliCel will conduct quality control testing of the Distribution Products in accordance with the Testing Methods prior to each shipment of the Distribution Products to ensure that each such shipment conforms to the Specifications and the validations performed prior to the launch of serial commercial production.

(c) Rejection. MainPointe may test or cause to be tested the Distribution Products supplied to it under this Agreement in accordance with MainPointe's customary procedures within thirty (30) days after its receipt. MainPointe will have the right to reject any shipment of the Distribution Products made to it under this Agreement that does not meet the Specifications when received by it when tested in accordance with the Testing Methods. All claims by MainPointe of non-conforming Distribution Products will be deemed waived unless made by MainPointe in writing and received by RepliCel within such thirty (30) day period. All claims will be accompanied by a report of analysis of the allegedly non-conforming Distribution Product that will have been made by the quality control staff of MainPointe, using the Testing Methods. RepliCel will provide replacement Distribution Product for the non-conforming Distribution Product and will have thirty (30) days to conduct its own analysis of the rejected Distribution Product. If, after its own analysis of such Distribution Product sample, RepliCel confirms such non-conformity in writing, RepliCel will replace such shipment at its expense, and reimburse MainPointe for any reasonable charges incurred by MainPointe for shipping and/or storage, if applicable, of the non-conforming shipments. If, after its own analysis, RepliCel does not confirm such non-conformity, the Parties will agree to retest the shipment or otherwise in a good faith attempt to agree upon a settlement of the issue. In the event that the Parties cannot resolve the issue, the Parties will submit the disputed Distribution Product to an independent testing laboratory, to be mutually agreed upon by the Parties, for testing. The findings of such laboratory will be binding on the Parties, absent manifest error. Expenses of such laboratory tests will be borne by RepliCel if such testing confirms the non-conformity, otherwise MainPointe will bear such expenses. In the event that any such shipment or batch thereof is ultimately agreed or found not to meet the Specifications, RepliCel will replace such shipment at its expense, and reimburse MainPointe for any reasonable charges incurred by MainPointe for shipping and/or storage, if applicable, of the non-conforming shipment. MainPointe will return or destroy any such rejected shipment to RepliCel if so instructed by RepliCel, at RepliCel's expense. In the event that any such shipment or batch thereof is ultimately agreed or found to meet the Specifications, MainPointe will accept and will pay for such shipment or batch of the Distribution Products.

(d) Recall. In the event that any Distribution Product sold by RepliCel to MainPointe pursuant to this Agreement should be alleged or proven not to meet the Specifications (as to the Distribution Product) or other mandatory standards for the Distribution Product imposed by a Regulatory Authority, as the case may be ("Recall Event"), either Party will notify the other Party immediately, and the Parties will cooperate fully in the investigation and disposition of the matter. If the recall of a Distribution Product is due to any act, negligence or breach of warranty by RepliCel, then in such event, RepliCel will bear all reasonable direct costs associated with the recall, including, without limitation, refund of the actual cost of conducting the recall in accordance with the recall guidelines of the applicable Regulatory Authority, including, but not limited to, expenses relating to (a) notifying the trade industry, media and customers or (b) retention or use of experts and testing facilities.

4.8 Distribution Product Safety. During the Term of this Agreement and for one (1) year after its termination or expiration, RepliCel will promptly provide MainPointe with all information within its possession or control or otherwise available to RepliCel regarding and adverse events or handling precautions associated with the Distribution Products. The information will be provided in written form. In addition, RepliCel will provide MainPointe with any safety information as applicable for using the Distribution Products.

4.9 Notification. Each Party agrees that it will notify the other Party promptly of any (a) contact by any governmental, regulatory or administrative person concerning the Distribution Products, whether or not relating to a Recall Event and provide the other Party the details of such contact, including copies of any related documents, or (b) incidents pertaining to the Manufacture of the Distribution Products that would require notification to the Regulatory Authorities.

ARTICLE 5
OTHER OBLIGATIONS

5.1 Steering Committee. RepliCel and MainPointe shall set up a steering committee comprised of at least two people appointed by each side (the "Steering Committee") with the sole purpose of managing this Agreement, collecting information, performing analysis, and making, where possible, joint recommendation to the Parties about issues pertaining to the performance of this Agreement and optimizing the manufacturing, distribution, sales and profitability of the Distribution Products in the Territory for the Term of the Agreement to the benefit of both Parties. RepliCel shall provide to the Steering Committee any and all manufacturing, clinical, technical, scientific, pricing or other information otherwise obtained by RepliCel or in RepliCel's possession which could reasonably be expected to impact MainPointe's efforts to Market, sell and distribute the Distribution Products. MainPointe shall provide to the Steering Committee any and all sales, user feedback, clinical uses and applications, and other market or other information obtained by MainPointe or in MainPointe's possession which could reasonably be expected to impact RepliCel's efforts to manufacture, further develop, lower costs and distribute the Distribution Products both inside and outside the Territory. For as long as MainPointe remains a Distributor, the Steering Committee agrees to review all such information in a quarterly joint Steering Committee meeting.

5.2 Compliance with Laws. RepliCel shall, at its own expense comply fully with all applicable Laws, including any and all applicable health and safety, manufacturing, and trade Laws with respect to the Distribution Products and RepliCel's obligations under this Agreement. MainPointe shall similarly, at its own expense, comply fully with all applicable Laws with respect to the Marketing, Promotion, sale and distribution of the Distribution Products in the Territory and its obligations under this Agreement.

5.3 Anti-Corruption Laws. Each Party and its employees and agents shall at all times comply with all applicable anti-corruption Laws all applicable anti-bribery Laws. Confirmed violations of this Section 5.3 will be deemed a material breach of this Agreement, giving a Party the right to immediately terminate this Agreement for cause.

ARTICLE 6
INTELLECTUAL PROPERTY RIGHTS

6.1 Intellectual Property Rights. Subject to the provisions under this Agreement, each Party retains all rights, title and interest to the Intellectual Property owned by such Party and nothing in this Agreement or the relationship between the Parties shall be interpreted to mean or result in any transfer or such rights, title, or interest.

6.2 Use of RepliCel Trademarks and Service Marks. MainPointe shall not use the name "RepliCel" or any of RepliCel's trademarks or service marks as part of this corporate or other legal name, or as part of the name under which it conducts business, unless permitted in writing by RepliCel. MainPointe may not remove or alter the RepliCel name or any of the RepliCel Trademarks or service marks which are required by Law, which RepliCel has placed on any Distribution Products, sold hereunder. Trademarks and service marks current as of the Effective Date of this Agreement are set forth in Schedule C hereto. RepliCel shall have the right to modify or add trademarks or service marks at any time in its sole discretion and agrees to provide MainPointe reasonable notice of such modifications and additions.

ARTICLE 7
REGULATORY MATTERS

7.1 Regulatory Diligence.

(a) MainPointe shall, at its own expense, obtain and maintain, or shall cause to be obtained and maintained, all Regulatory Approvals for each Distribution Product to enable the import, Marketing, sale and distribution of the Distribution Product in the Territory in accordance with applicable Law, including but not limited to the filing, registration or approval processes before importing, distributing and Marketing any medical device in the Territory.  The Parties shall cooperate with each other and with associated Persons (such as Persons that Manufacture the Distribution Products) to facilitate MainPointe obtaining the Regulatory Approvals.  MainPointe shall notify RepliCel each time it submits an application for government registration and marketing approval for a Distribution Product and shall supply RepliCel with copies of and access to MainPointe's filings and shall keep RepliCel fully informed of the progress of each such application.

(b) MainPointe shall provide to RepliCel a record (comprised of a summary and related backup) of all actual costs it has paid, excluding salaries and/or consultant fees, related to the pursuit, obtaining and maintenance of such Regulatory Approvals (the "Regulatory Approval Costs").

(c) For the avoidance of doubt, such filings pursuant to Section 7.1(a) would grant Regulatory Approval for such Distribution Product in the name of, and all such Regulatory Approvals shall be transferred to, RepliCel unless otherwise required by applicable Laws or agreed by the Parties.  If MainPointe is required to hold the Regulatory Approvals or be the named responsible party in the Regulatory Approvals due to applicable Laws, MainPointe shall hold the Regulatory Approvals on behalf of and as an agent for RepliCel.  In such case, the Regulatory Approvals shall be fully transferable to RepliCel or RepliCel's designee, upon expiration or termination of this Agreement.

(d) For clarity, in no event shall MainPointe have any right or obligation to Market, sell or distribute any Distribution Product unless and until all the relevant Regulatory Approvals have been obtained by MainPointe and a copy of such Regulatory Approvals has been provided to RepliCel provided that MainPointe shall still have the obligation to Market, sell or distribute any Distribution Product in a limited manner and in full compliance with applicable Law.

7.2 Regulatory Authority Action and Communications.

(a) Each Party shall immediately notify the other of any information received regarding any threatened or pending action by a Regulatory Authority which might affect the Distribution Products or the continued Manufacture, Marketing, distribution, sale or use of the Distribution Products in the Territory. Upon receipt of any such information, the Parties shall consult in an effort to arrive at a mutually acceptable procedure for taking appropriate action; provided, however, that nothing set forth in this Section 7.2 shall be construed as restricting the right of either Party to make a timely report of such matter to any Regulatory Authority or take other action that it deems appropriate under or required by applicable Law.

(b) Each Party shall promptly provide notice to the other Party of any material communications with any Regulatory Authority concerning the Distribution Products. To the extent permissible under applicable Law, copies of all such material communications shall be attached to the notice sent pursuant to this Section 7.2.

7.3 Adverse Event and Product Quality Complaint Notification and Reporting.

(a) MainPointe shall, and shall cause each of its Representatives to, provide timely notice to RepliCel when he or she becomes aware of an adverse event associated with use of a Distribution Product (whether or not the reported effect is (i) described in the published literature with respect to such Distribution Product or (ii) determined to be attributable to such Distribution Product) of any information in or coming into its, his or her possession or control concerning such adverse event.

(b) MainPointe shall, and shall cause each of its Representatives to, timely notify RepliCel when he or she becomes aware of any Product Quality Complaint associated with use of a Distribution Product.

(c) The Parties shall cooperate in developing and maintaining procedures to implement this Section 7.3 and to ensure compliance with applicable Laws and requirements of the Regulatory Authorities including the reporting of such events to all applicable Regulatory Authorities.

ARTICLE 8
RECORDKEEPING AND REPORTING

8.1 Records. MainPointe shall keep or shall cause to be kept complete and accurate books and records (financial and otherwise) pertaining to the Marketing, sale and distribution of the Distribution Products and the performance of its obligations hereunder. MainPointe shall retain such books and records until the earlier of (a) one (1) year after the end the Term applicable to the relevant Distribution Product and (b) such date as MainPointe has provided RepliCel with a complete copy of all such books and records, or for such longer period as may be required by applicable Law.

8.2 Audit of Records.

(a) At the request of RepliCel, and only upon at least thirty (30) days' prior written notice, MainPointe shall permit an independent certified public accounting firm of nationally recognized standing designated by RepliCel and reasonably satisfactory to MainPointe, at reasonable times and upon reasonable prior written notice, to examine and audit all books and records maintained by MainPointe pursuant to Section 8.1. MainPointe and its accountants shall cooperate with and permit such firm to review all invoices, receipts, working papers and other appropriate information relating to such determinations. Such examination and audit may not be conducted more than once in any twelve (12) month period. The report of any such examination and audit shall be made simultaneously to RepliCel and MainPointe.

(b) RepliCel shall treat all information subject to review under this Section 8.2 in accordance with the confidentiality provisions of Article 9. and shall cause its accounting firm to enter into a reasonably acceptable confidentiality agreement with MainPointe obligating such firm to maintain all such financial information in confidence pursuant to such confidentiality agreement.

ARTICLE 9
CONFIDENTIALITY

9.1 Definition of Confidential Information. As used herein, "Confidential Information" means any information, whether in written, visual, oral, electronic or other form, furnished by either Party, its Affiliates, or their respective agents and employees (the "Disclosing Party"), to the other Party, its Affiliates, or their respective agents and employees (the "Receiving Party") under this Agreement, including the Proprietary Information of the Disclosing Party, except to the extent that the Receiving Party can establish by competent proof that such information: (a) was already known to the Receiving Party, as shown by its written records, other than under an obligation of confidentiality, at the time of disclosure by the Disclosing Party; (b) was publicly available at the time of its disclosure by the Disclosing Party; (c) became publicly available after its disclosure by the Disclosing Party, other than through any violation of confidentiality owed to the Disclosing Party; (d) became available to the Receiving Party on a non-confidential basis from a source other than the Disclosing Party, provided that such source is not bound by a confidentiality agreement with the Disclosing Party with respect to such information; or (e) was independently developed by the Receiving Party without reference to the Confidential Information.

9.2 Secrecy and Use. In its handling of the Confidential Information, the Receiving Party will use the same standard of care used by the Receiving Party to avoid disclosure, publication, dissemination and unauthorized use of its most sensitive and confidential information, but in no case, less than a standard of reasonable care, including as follows:

(a) The Receiving Party, and any person to whom the Receiving Party discloses Confidential Information as provided herein, will not disclose, publish or disseminate the Confidential Information to any Person, including any Affiliate of the Receiving Party, except that the Receiving Party may disclose the Confidential Information to those of its Affiliates, and such Affiliates' employees, agents, or representatives, who have a need to receive such Confidential Information as a result of their specific responsibilities under this Agreement and who agree to be bound by the confidentiality obligations of the Receiving Party, including without limitation, the provisions of this Section; provided, however, that neither Party will disclose, publish or disseminate, or permit its Affiliates, and such Affiliates ' employees, agents or representatives, to disclose, publish or disseminate, any information, whether or not Confidential Information, which bears the name of the other Party or its Affiliates, without the prior written consent of such other Party, which consent will not be unreasonably withheld.

(b) The Receiving Party, and any Person to whom the Receiving Party discloses Confidential Information as provided herein, will not use Confidential Information, including any derivation from, or modification of Confidential Information, or any Ideas, concepts and/or techniques contained therein, for any purpose whatsoever other than as expressly provided in this Agreement.

(c) The Receiving Party will secure all Confidential Information in written or electronic form, and all copies, notes and records thereof, in a manner consistent with company policy of the Receiving Party regarding the handling of confidential information.

9.3 Authorized Disclosure. Notwithstanding the foregoing, the Parties may with prior written approval of the Party who disclosed the Confidential Information reveal Confidential Information to government personnel to the extent necessary to obtain any required governmental approval, to outside lawyers, accountants and consultants to the extent necessary for them to provide their professional assistance, and to a court of competent jurisdiction to the extent necessary for response to a valid order, provided that Confidential Information so revealed in written form is marked confidential and that such government personnel and outside individuals shall be requested to undertake to respect the confidentiality provisions of this Agreement.

9.4 Notification. The Receiving Party will notify the Disclosing Party immediately, and cooperate with the Disclosing Party as the Disclosing Party may reasonably request, upon the Receiving Party's discovery of any loss or compromise of the Disclosing Party's Confidential Information.

9.5 Remedies. Each Party agrees that the unauthorized use or disclosure of any Confidential Information by the Receiving Party in violation of this Agreement will cause severe and irreparable damage to the Disclosing Party and its Affiliates. In the event of any violation of this Section, the Receiving Party agrees that the Disclosing Party and/or its Affiliates will be authorized and entitled to obtain from any court of competent jurisdiction injunctive relief, whether preliminary or permanent, as well as any other relief permitted by applicable Laws.

9.6 Survival. The provisions of this Section shall survive any termination or expiration of this Agreement.

ARTICLE 10
TERM AND TERMINATION

10.1 Term. This Agreement shall take effect from the Effective Date and remain in effect until the earlier of: (i) MainPointe having earned the Minimum Return in Gross Income plus a further amount in Gross Income that is equal to the Regulatory Approval Costs as delimited in Sections 7.1(a) and 7.1(b)) herein plus, if applicable, any further amount in Gross Income that is equal to any Cure Costs defined in Section 2.2(c); or (ii) a period of four (4) years from the date of FDA Approval of all Distribution Products (the "Term"), unless this Agreement is terminated earlier pursuant to Section 10.2 or as otherwise set out in this Agreement. Prior to expiry of the Term, RepliCel may choose, at its sole discretion to extend this Agreement or enter into a different distribution agreement with MainPointe.

10.2 Early Termination. Either Party (except as otherwise provided below in this Section) shall have the right to terminate this Agreement in accordance with the provisions of Section 10.3 for so long as any of the following events occurs and continues:

(a) either Party or its Affiliates breaches a material provision of this Agreement and such breach, if capable of being cured, is not cured within sixty (60) days after the date of written notification of such breach, in which event only the non-breaching Party has the right to terminate;

(b) either Party becomes bankrupt, or is the subject of proceedings for liquidation or dissolution, or ceases to carry on business or becomes unable to pay its debts as they come due, in which event the other Party has the right to terminate; or

(c) either Party engages in any act of fraud or commits any crime which has resulted in a material effect on such Party's capacity to perform this Agreement.

10.3 Process. In the event a Party desires to terminate this Agreement pursuant to Section 10.2 (the "Terminating Party"), the following process shall apply:

(a) The Terminating Party shall provide written notice to the other Party indicating its desire to terminate this Agreement and detailing the effected sub-section in Section 10.2(a); and

(b) If applicable, the Parties (acting through their respective most senior officers) attempt to remove or cure the reason during a sixty (60) day period following the notice; and if unresolved by the end of the sixty (60) day period, this Agreement shall be terminated.

(c) For the avoidance of any doubt, there is no cure period for earlier termination pursuant Section 10.2(b), and 10.2(c) and above.

10.4 RepliCel Termination Rights.

(a) Buy-Out.  RepliCel shall have the right, in its sole discretion and at any time during the Term, to terminate this Agreement by paying MainPointe the net present value of the Gross Income not yet earned by MainPointe (the "Buy-Out Amount"). If RepliCel choose the exercise this right, the Buy-Out Amount shall be finally determined by an independent third party valuator (the "Independent Valuator") as selected by mutual agreement of the Parties, acting reasonably. The determination of the Independent Valuator shall be final and binding upon the Parties, absent manifest error.  Replicel agrees to pay the Independent Valuator's costs; provided, however, that each Party shall bear its own costs in presenting its arguments to the Independent Valuator. The Independent Valuator shall be deemed to act as an expert and not as an arbitrator.

(b) Regulatory Approvals.  If Regulatory Approvals for a Distribution Product are fatally rejected by the FDA or not maintained, MainPointe shall immediately inform RepliCel.  Upon receipt of such notification and confirmation that the rejection or non-maintenance is permanent, RepliCel shall have the right to terminate this Agreement with respect to the applicable Distribution Product.

10.5 Effect of Expiration or Termination.

(a) Rights/Regulatory Approvals. Upon expiration or earlier termination of this Agreement for any reason, all rights granted by RepliCel to MainPointe hereunder shall terminate; provided that, in the event the expiration or termination is with respect to one or more Distribution Products but not to this Agreement in its entirety, the rights and licenses granted by RepliCel to MainPointe shall remain in effect with respect to the remaining Distribution Products until such time as this Agreement expires or terminates with respect to such Distribution Products.  Upon expiration or termination with respect to one or more Distribution Products or expiration or termination of this Agreement in its entirety, MainPointe shall transfer all Regulatory Approvals to RepliCel or its designee (as specified by RepliCel) in accordance with Section 7.1(b), together with all files and documentation regarding such Regulatory Approvals, including information regarding appropriate contacts with the applicable regulatory agencies.  Upon MainPointe being obligated to do so, Replicel agrees to reimburse MainPointe for any and all direct third-party costs related to the completed transfer within thirty (30) business days.

(b) Inventory. Upon termination of this Agreement, termination by MainPointe pursuant to Section 10.2(a) due to a breach by RepliCel with respect to one or more Distribution Products or in its entirety, MainPointe shall sell to RepliCel and RepliCel shall purchase from MainPointe, at the Purchase Price paid for such Distribution Products by MainPointe hereunder, any and all unsold quantities of the Distribution Products affected by the expiration or termination that are held by MainPointe as of the date of such expiration or termination, free and clear of any and all liens, mortgages, encumbrances, pledges, security interests or charges of any nature whatsoever. MainPointe shall ship all such Distribution Products to RepliCel as directed by RepliCel at RepliCel's expense. Upon termination of this Agreement by RepliCel pursuant to Section 10.2(a) due to a breach by MainPointe, Section 10.2(b), Section 10.2(c) or Section 10.4(b), RepliCel shall have the option to purchase unsold quantities of the Distribution Products affected by the expiration or termination that are held by MainPointe as of the date of such expiration or termination, free and clear of any and all liens, mortgages, encumbrances, pledges, security interests or charges of any nature whatsoever. MainPointe shall ship all such Distribution Products to RepliCel as directed by RepliCel at MainPointe's expense.  Should RepliCel purchase Distribution Products from MainPointe, the Parties agree that RepliCel shall have the right to Market, sell and distribute Distribution Products purchased by RepliCel pursuant to this Section 10.5(b); provided that, unless otherwise agreed by the Parties, RepliCel shall Market, sell and distribute any such Distribution Products only after they have been repackaged by RepliCel such that the Distribution Products do not bear Product Labels and Inserts, or any other written materials, identifying MainPointe as the distributor of the products and do not contain any MainPointe Trademarks. Upon any other termination event, MainPointe shall be entitled and permitted to continue to sell its remaining inventory and Distribution Products to its customers and contacts in the Territory provided it does not do so at any more than a 30% discount to the average prices for the Distribution Products for the six months prior to the termination event.

(c) Contracts and Contacts. Upon expiration or termination with respect to one or more Distribution Products or expiration or termination of this Agreement in its entirety, MainPointe shall transfer all applicable distribution, sales and marketing contracts and contacts for the Distribution Products, together with all related files and documentation, to RepliCel. Upon MainPointe being obligated to do so, RepliCel agrees to reimburse MainPointe for any and all direct third-party costs related to the completed transfer within thirty (30) business days.

ARTICLE 11
INDEMNIFICATION

11.1 Indemnification of RepliCel. RepliCel will indemnify and hold MainPointe, its Affiliates, and all of their respective directors, officers, employees, distributors, sub-distributors, and agents harmless from and against any and all liability, damage, loss, costs or expense (including, without limitation, reasonable legal fees) arising out of third-party claims or litigation instituted by a Third Party based upon or arising out of:

(a) RepliCel's gross negligence, recklessness or willful misconduct in respect of any Distribution Product which it is responsible for manufacturing or supplying under this Agreement;

(b) RepliCel's breach of any representation provided in Article 12;

(c) any personal injury, death or property damage attributable to RepliCel's negligence, recklessness or willful misconduct; or

(d) any violation of Laws by RepliCel;

MainPointe will promptly notify RepliCel of any threatened or pending claims, demands, causes of action, losses, damages, penalties, fines, expenses or judgments that could give rise to an obligation to indemnify under this Section. RepliCel will control the defense of any action in which MainPointe is indemnified under this Agreement, including the right to select counsel, and to settle any claim; provided that, without the written consent of MainPointe (which will not be unreasonably withheld or delayed), RepliCel will not agree to settle any claim against MainPointe to the extent such settlement would create any obligation or action on the part of MainPointe other than the payment of money (subject to indemnification) or would have a material, adverse effect on MainPointe. MainPointe will cooperate as reasonably requested (at the expense of RepliCel) in the defense of any such action.

11.2 Indemnification by MainPointe. MainPointe, will indemnify and hold RepliCel, its Affiliates, and all of their respective directors, officers, employees, licensees, sub-licensees, distributors, sub-distributors and agents harmless from and against any and all liability, damage, loss, costs or expense (including, without limitation, reasonable legal fees) arising out of third-party claims or litigation instituted by a Third Party based upon or arising out of:

(a) MainPointe's gross negligence, recklessness or willful misconduct in respect of the Marketing, distribution or sale of any Distribution Product;

(b) MainPointe's breach of any representation provided in Section 12.1;

(c) any personal injury, death or property damage attributable to MainPointe's negligence, recklessness or willful misconduct; or

(d) any violation of any Laws by MainPointe.

RepliCel will promptly notify MainPointe of any threatened or pending claims, demands, causes of action, losses, damages, penalties, fines, expenses or judgments that could give rise to an obligation to indemnify under this Section. MainPointe will control the defense of any action In which RepliCel is indemnified hereunder, including the right to select counsel, and to settle any claim; provided that, without the written consent of RepliCel (which will not be unreasonably withheld or delayed), MainPointe will not agree to settle any claim against RepliCel to the extent such settlement would create any obligation or action on the part of RepliCel other than the payment of money (subject to Indemnification) or would have a material, adverse effect on RepliCel. RepliCel will cooperate as reasonably requested (at the expense of MainPointe) in the defense of any such action.

ARTICLE 12
REPRESENTATIONS, WARRANTIES AND COVENANTS

12.1 Representations and Warranties. Each Party represents to the other Party that it has the full right and authority to enter into and perform its obligations under this Agreement, and the execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action on its part, and no consent is required from any Third Party for such Party to enter into and perform its obligations except for any consent which have already been obtained.

12.2 Additional Representations and Warranties of RepliCel. RepliCel represents and warrants to MainPointe that, as of the Effective Date, RepliCel and its Affiliates have the sole and exclusive rights under, and the sole and exclusive right to grant a license in respect of, any relevant Intellectual Property to make, have made, use and sell the Distribution Products to MainPointe.

12.3 Product Warranty.

(a) The Distribution Products sold to MainPointe (i) will be free from defects in material and workmanship, (ii} will be free and clear of all liens and encumbrances; (iii) will comply at the time of shipment to MainPointe with (1) all applicable legal and regulatory requirements pertaining to manufacturing (2) the applicable requirements of the Food and Drug Administration (FDA), (3) all other applicable Laws applicable to the Distribution Products in the Territory and (4) all Specifications.

12.4 DISCLAIMER OF WARRANTY AND LIMITATION OF LIABILITY.

(a) DISCLAIMER OF WARRANTY. EXCEPT FOR THE WARRANTIES EXPRESSLY SET FORTH IN THIS AGREEMENT, EACH PARTY DISCLAIMS ALL OTHER WARRANTIES, EXPRESS AND IMPLIED WITH RESPECT TO THE DISTRIBUTION PRODUCTS, INCLUDING WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OF MERCHANTABILITY, NON-INFRINGEMENT AND FITNESS FOR A PARTICULAR PURPOSE.

(b) Limitation of Liability. In no event shall either Party, its Affiliates, directors, officers, employees or agents be liable for any special damages, incidental damages, indirect damages, consequential damages, or exemplary damages whatsoever (including damages for loss of profits, business interruption, loss of information), however caused, whether or not the possibility of such damages has been disclosed to the other Party in advance; provided, however, that the foregoing shall not apply to and shall not be construed to preclude recovery from (a) an indemnifying Party by an indemnified Party in respect of any of such losses directly incurred from third party claims (b) any loss or claim based on any incorrectness in or breach of any representation or warranty of MainPointe in this agreement resulting from fraud or intentional misrepresentation, (c) any loss or claim as a result of, in respect of or arising out of any non-fulfillment of any covenant of MainPointe under this agreement, or (d) any breach of a Party's confidentiality obligations under this agreement.

(c) The Parties agree that, except as set out below in this Section 12.4(c), the total, cumulative liability of each Party, its Affiliates, directors, officers, employees and agents for any and all losses arising out of or relating to this Agreement suffered by the other Party shall be limited to, as of the date of final determination of any such Loss, the total Purchase Price paid by MainPointe to RepliCel under this Agreement for the applicable Distribution Product, provided that the foregoing shall not apply to and shall not be construed to preclude recovery from (a) an indemnifying Party by an indemnified Party in respect of any loss directly incurred from a Third Party claim; (b) any loss or claim based on any incorrectness in or breach of any representation or warranty of MainPointe in this Agreement resulting from fraud or intentional misrepresentation, (c) any loss or claim as a result of, in respect of or arising out of any non-fulfillment of any covenant of MainPointe under this Agreement, or (d) any breach of a Party's confidentiality obligations under this Agreement.

ARTICLE 13
FORCE MAJEURE

13.1 Force Majeure. No Party hereto shall have any liability under or be in breach of this Agreement for such Party's failure or delay in performing any of the obligations imposed by this Agreement to the extent such failure or delay is the result of or due to causes beyond the Party's reasonable control including, but not limited to, causes such as strikes, lockouts or other labor disputes, riots, civil disturbances, actions or inactions of governmental authorities or suppliers, epidemics, pandemics (including the COVID-19 pandemic), war, embargoes, severe weather, fire, earthquakes, acts of God or the public enemy, nuclear disasters, or default of a common carrier; provided that each of the Parties acknowledges that on March 11, 2020, the World Health Organization declared a pandemic in connection with the outbreak of COVID-19, and as of the date of this Agreement, each Party does not anticipate that it will not be able to perform when due any of the obligations imposed on it by this Agreement as a result of the COVID-19 pandemic.

ARTICLE 14
GOVERNING LAW

14.1 Governing Law. This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia, including the applicable federal laws of Canada but excluding its conflict of laws rules. Subject to the arbitration provision set out in Section 14.2, the Parties hereby irrevocably submit to the exclusive jurisdiction of the Supreme Court of British Columbia, Vancouver Registry (and the Federal Court sitting in Vancouver, British Columbia as the subject matter of a dispute may dictate) in the event of any dispute or proceeding hereunder.

14.2 Arbitration.  With respect to disputes, the Parties agree that all disputes shall be referred to and finally resolved by arbitration under the International Commercial Arbitration Rules of Procedure of the British Columbia International Commercial Arbitration Centre.  The panel shall consist of one arbitrator and the appointing authority shall be the British Columbia International Commercial Arbitration Centre.  The case shall be administered by the British Columbia International Commercial Arbitration Centre in accordance with its Rules.  The language of the arbitration shall be English.  The place of arbitration shall be Vancouver, British Columbia, Canada. The decision of the arbitrator shall be binding upon both parties and no appeal shall lie therefrom. Notwithstanding the above arbitration provision, nothing herein shall preclude either party from applying to a court of competent jurisdiction for an order enjoining any activity by the other party pending the hearing of the arbitration.

ARTICLE 15
MISCELLANEOUS

15.1 Survival. The agreements of the Parties contained in Article 9 (Confidentiality), Article 11 (Indemnification), Article 12 (Representations, Warranties and Covenants), Article 14 (Governing Law), Article 15 (Miscellaneous) and 6.1 (Intellectual Property Rights), 7.2 (Regulatory Authority Action and Communications), 7.3 (Adverse Event and Product Quality Complaint Notification and Reporting), 4.7(d) (Product Recalls), 8.1 (Records), 8.2 (Audit of Records), and 10.4 (Effect of Termination) shall continue to survive after the expiration or termination of this Agreement, with respect to one or more Distribution Products or in its entirety.

15.2 Notices. Notices or other communications required to be given by either Party pursuant to this Agreement shall be sent in written form to the address of the other Party set forth below or to such other address as may from time to time be designated by the other Party through notification to such Party at its legal address as in effect from time to time. The dates on which notices shall be deemed to have been effectively given shall be determined as follows:

(a) Notices given by personal delivery shall be deemed effectively given on the date of personal delivery;

(b) Notices given in letter form shall be deemed effectively given on the third day after delivery to an internationally recognized courier service;

if to RepliCel: 900 - 570 Granville Street, Vancouver, BC, Canada V6C 3P1

 Attention: President and CEO

if to MainPointe:  2604 River Green Circle, Louisville, KY 40206

 Attention: John Shutte, CEO

15.3 Entire Agreement. This Agreement and its schedules hereto constitute the complete and only agreement between the Parties on the subject matter of this Agreement and replaces all previous oral or written agreements, contracts, understandings and communications of the Parties in respect of the subject matter of this Agreement.

15.4 No Implied Waivers. A Party that in a particular situation waives its rights in respect of a breach of contract by the other Party shall not be deemed to have waived its rights against the other Party for a similar breach of contract in other situations.

15.5 Severance. If any provision of this Agreement or part thereof is rendered void, illegal or unenforceable in any respect under any Law, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

15.6 Amendments. This Agreement may be amended but only in a writing executed by authorized representatives of the Parties.

15.7 Assignment. Neither Party will be entitled to assign its rights hereunder, or subcontract with a Third Party for the performance of its obligations hereunder, without the express written consent of the other Party.  Subject to the foregoing, this Agreement will inure to the benefit of the Parties permitted successors and assigns.

15.8 Relationship of Parties. Each of RepliCel and MainPointe is an independent contractor under this Agreement. Neither such party shall have any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other or to bind the other to any contract, agreement or undertaking with any third party.

15.9 Further Actions. Each Party agrees to execute, acknowledge and deliver such further instruments, and to do all such other acts, as may be necessary or appropriate in order to carry out the purpose and intent of this Agreement.

15.10 Counterparts. This Agreement may be executed in several counterparts, each of which will be deemed an original, but all of which will constitute one and the same instrument.

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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their respective officers.

REPLICEL LIFE SCIENCES INC.		MAINPOINTE PHARMACEUTICALS, LLC

By:	"Lee Buckler"	By:	"Frank Yetta

Name:	R. Lee Buckler	Name:	Frank L. Yetta

Title:	President and CEO	Title:	Vice President/Manager

SCHEDULE A
SPECIFICATIONS

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SCHEDULE B
MAINPOINTE TRADEMARKS

Schedule B is intentionally deleted

SCHEDULE C
REPLICEL TRADEMARKS

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